UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2015

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited

Other Events

We hereby inform that, the Company has received the relevant consent, license and approvals in place to commence the iron-ore mining operations in the State of Goa for some of its leases. The Company is likely to recommence operations from August 10, 2015 at its biggest mine at Codli in Sanguem taluka in Goa. Further the company has been granted approval for total extraction of 5.5 million metric tons of which Codli is 3.1 million metric tons. Till date, five mining plans and schemes for Company’s mines have been cleared by Indian Bureau of Mines and we are awaiting clearance of further 15 plans. Over the balance monsoon period we anticipate receiving these approvals and expect a full scale resumption post monsoon.

Even as India and in particular miners from Goa look to regain lost markets, Iron ore markets /prices are weak and the international trade environment remains challenging. We continue to work with central and state government to improve competitiveness of Indian exports.

Prior to the suspension of mining in 2012, India was the third largest exporter of Iron Ore and Vedanta Ltd was the largest Indian exporter of low grade Ores.

As informed earlier, the mining of operations in Karnataka resumed operations in February 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2015

VEDANTA LIMITED

By:	/s/ Rajiv Choubey
Name:	Rajiv Choubey
Title:	Company Secretary